# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW GREENBRIER PKWY, BEAVERTON, Oregon (OR), 97006
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)
- Amin Nathoo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,214,941; sole dispositive power 0; shared dispositive power 3,214,941; aggregate amount beneficially owned 3,214,941 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, OREGON , 97006.

## Item 2. Person Filing
Name of person filing: Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:
16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:
181 Bay Street, Suite 4200 Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non-U.S. institution that is the functional equivalent of any of the institutions listed in Section 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

## Item 4. Ownership
Amount beneficially owned: Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 3,214,941 shares of Common Stock held by the Fund.
Percent of class: Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 4.9% of the outstanding shares of Common Stock, which includes shares of Common Stock underlying outstanding warrants (each, a "Warrant," and collectively, the "Warrants") held by Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam. This percentage is determined by dividing 3,214,941 by 64,427,689, which is the sum of: (i) 64,202,635 shares of Common Stock issued and outstanding, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025; and (ii) 225,054 the number of shares of Common Stock receivable by the Fund upon exercise of the Warrants.
Sole power to vote or to direct the vote: See Section 4(a)
Shared power to vote or to direct the vote: See Section 4(a)
Sole power to dispose or to direct the disposition: See Section 4(a)
Shared power to dispose or to direct the disposition: See Section 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [Name of institutional investor will be inserted here in your proof] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (05/15/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (05/15/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore, Manager (05/15/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (05/15/2025)
- Anson Advisors Inc.: /s/ Moez Kassam, Moez Kassam, Director (05/15/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Director (05/15/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Director (05/15/2025)